NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 04, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 22, 2023, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between VMware, Inc. and Broadcom Inc. became effective before market open on November 22, 2023. VMware stockholders will be entitled to receive, for each share of VMware common stock held immediately prior to the closing of the transaction, (i)$142.50 in cash, without interest (the cash consideration), or (ii) 0.2520 of a share of Broadcom common stock (the stock consideration). The merger consideration is subject to proration so that 50% of the aggregate shares of VMware common stock outstanding immediately prior to the closing of the transaction will be converted into the cash consideration and the remaining 50% of the aggregate shares of VMware common stock will be converted into the stock consideration. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 22, 2023.